Mail Stop 3561

May 21, 2008

Converted Organics Inc.
David R. Allen-Chief Financial Officer
7A Commercial Wharf West
Boston, MA 02110

Re: **Converted Organics, Inc.**
              Form 10-KSB for the year ended December 31, 2007
              Filed March 28, 2008
              File No. 001-33304

              Form 10-KSB/A for the year ended December 31, 2007
              Filed May 5, 2008
              File No. 001-33304

              Form 10-Q for the quarter ended March 31, 2008
              Filed May 15, 2008
              Filed No. 001-33304

Dear Mr. Allen:

      We have completed our review of your Form 10-KSB, 10KSB/A as well as Form 10-Q and do not, at this time, have any further comments.

                                     Sincerely,

                                     David R. Humphrey
                                     Branch Chief